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     							      	EXHIBIT 12-1

	PECO ENERGY COMPANY AND SUBSIDIARY COMPANIES
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	SEC METHOD
	($000)

										   3 MONTHS
                     						                                                 ENDED
                                                              						       03/31/96
										      --------------

NET INCOME	$150,280

ADD BACK:

- - INCOME TAXES:
     OPERATING INCOME	103,909
     NON-OPERATING INCOME	  (624)
		-------
  NET TAXES	103,285

- - FIXED CHARGES:
     INTEREST APPLICABLE TO DEBT      	 95,961
     ANNUAL RENTALS	2,299
		-------
     TOTAL FIXED CHARGES	97,990

ADJUSTED EARNINGS INCLUDING AFUDC	  $ 351,555
		=========
RATIO OF EARNINGS TO FIXED CHARGES	3.59
		         ====

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